QUORUM CORP.

KSC House

Mama Ngina Street 11th Floor

P.O. Box 30251-00100

Nairobi, Kenya

February 19, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:        Maryse Mills-Apenteng
Special Counsel

Dear Sirs:

Re: Quorum Corp. (the “Company”) Amendment No. 4 to Registration Statement on Form S-1 Filed January 8, 2013 File No. 333-183870

We refer to your letter of January 23, 2013 addressed to the Company with your comments on the Company's Amendment No. 4 to Registration Statement on Form S-1, filed January 8, 2013.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

1.      We have provided additional disclosure on our intended timeline and business development.

2.      We have eliminated the redundant disclosure.

Yours truly,

                                                                        /s/ YASMEEN SAVJI

                                                                        Yasmeen Savji, President